Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K. Our financial statements are prepared in in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise indicated or the context otherwise requires, all references herein to the terms “NeuroSense,” “NeuroSense Therapeutics,” the “Company,” “we,” “us” and “our” refer to NeuroSense Therapeutics Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this exhibit are translated using the rate of NIS 3.5 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2022.

Forward Looking Statements

This exhibit contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this exhibit can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on April 14, 2022 (the “20-F”), and our other filings with the SEC from time to time. These risks and uncertainties include factors relating to:

●	our limited operating history and history of incurring significant losses and negative cash flows since our inception, which we anticipate will continue for the foreseeable future;

●	our dependence on the success of our lead product candidate, PrimeC, including our obtaining of regulatory approval to market PrimeC in the United States;

●	our limited experience in conducting clinical trials and reliance on clinical research organizations and others to conduct them;

●	our ability to advance our preclinical product candidates into clinical development and through regulatory approval and commercialization;

●	the results of our clinical trials, which may fail to adequately demonstrate the safety and efficacy of our product candidates;

●	our ability to achieve the broad degree of physician adoption and use and market acceptance necessary for commercial success;

●	our reliance on third parties in marketing, producing or distributing products and research materials for certain raw materials, compounds and components necessary to produce PrimeC for clinical trials and to support commercial scale production of PrimeC, if approved;

●	our receipt of regulatory clarity and approvals for our therapeutic candidates and the timing of other regulatory filings and approvals;

●	estimates of our expenses, revenues, capital requirements and our needs for additional financing;

●	our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our product candidates and technologies; and

●	the impact of the public health, political and security situation in Israel, the U.S. and other countries in which we may obtain approvals for our products or our business.

The preceding list is not intended to be an exhaustive list of all of our risks and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this exhibit will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of the 6-K that accompanies this exhibit, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.

The forward-looking statements and opinions contained in this exhibit are based upon information available to us as of the date of the 6-K that accompanies this exhibit and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this exhibit speak only as of the date of the 6-K that accompanies this exhibit, and unless otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You should read this exhibit, and the documents that we reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. We believe that these diseases, which include ALS, Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients. The burden of these diseases on both patients and society is substantial. For example, the average annual cost of ALS alone is $180,000 per patient, and its estimated annual burden on the U.S. healthcare system is greater than $1 billion. Due to the complexity of neurodegenerative diseases, our strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

Our lead product candidate, PrimeC, is a novel extended-release, or ER, oral formulation of a fixed dose combination of two generic FDA-approved drugs, ciprofloxacin and celecoxib, combined in a specific ratio. Ciprofloxacin was approved to treat or prevent a variety of bacterial infections and celecoxib was approved as a prescription nonsteroidal anti-inflammatory drug used to treat pain.

PrimeC is designed to treat ALS by regulating microRNA, or miRNA, synthesis, influencing iron accumulation and reducing neuroinflammation, all of which are hallmarks of ALS pathologies. The U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, have both granted PrimeC an orphan drug designation for the treatment of ALS. We believe PrimeC’s multifactorial mechanism of action has the potential to significantly prolong lifespan and improve ALS patients’ quality of life, thereby reducing the burden of this debilitating disease on both patients and healthcare systems.

In addition to PrimeC, we recently initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

We have incurred operating losses in each year since our inception. We incurred net losses of $6.20 million and $3.05 million for the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022, we had an accumulated deficit of $14.64 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates from formulation development through preclinical development and clinical trials, seek regulatory approval and pursue commercialization of any approved product candidate. In addition, we expect that our expenses will increase substantially in connection with our ongoing activities as we:

●	continue a Phase IIb trial and commence a pivotal Phase III trial for PrimeC, in addition to additional clinical studies to support our future regulatory submissions;

●	continue the preclinical development of our other product candidates;

●	file an NDA seeking regulatory approval for any product candidates;

●	establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any products for which we obtain manufacturing approval;

●	maintain, expand and protect our intellectual property portfolio;

●	add equipment and physical infrastructure to support our research and development;

●	hire additional clinical development, quality control and manufacturing personnel;

●	incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company; and

●	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization.

Operating Results

Revenue

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of products in the near future.

Operating Expenses

Our current operating expenses consist primarily of research and development as well as general and administrative expenses.

Research and Development Expenses

The largest component of our total operating expenses has historically been, and we expect will continue to be, research and development (excluding share based payments). Research and development expenses consist primarily of:

●	salaries for research and development staff and related expenses, including employee benefits and share-based compensation expenses;

●	expenses for production of our product candidates by contract manufacturers;

●	expenses paid to contract research organizations and other third parties in connection with the performance of preclinical studies, clinical trials and related expenses;

●	expenses incurred under agreements with other third parties, including subcontractors, suppliers and consultants that conduct formulation development, regulatory activities and preclinical studies;

●	expenses incurred to acquire, develop and manufacture preclinical study and clinical trial materials.

Expenses on research activities is recognized in profit or loss when incurred. Development expenditures, including patent registration costs, are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and we intend to and have sufficient resources to complete development and to use or sell the asset. As of June 30, 2022, no development expenditures have met the recognition criteria and thus we have expensed all of our development expenditures as incurred.

We are currently focused on advancing our product candidates, and our future research and development expenses will depend on their clinical success. Research and development expenses will continue to be significant and will increase over at least the next several years as we continue to develop our product candidates and conduct preclinical studies and clinical trials of our product candidates.

We do not believe that it is possible at this time to accurately project total expenses required for us to reach commercialization of our product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with certainty the costs we will incur and the timelines that will be required in the continued development and approval of our product candidates. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. See “Risk Factors—Risks Related to Our Business and Strategy” in the 20-F. In addition, we cannot forecast which product candidates may be subject to future collaborations, if and when such arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential approval and commercialization of our product candidates. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

In addition, if any of our product candidates receives regulatory approval and if we determine to invest in building a commercial infrastructure to support the marketing of our products, we expect to incur greater expenses.

Financing income (Expenses), net

Our net financing expenses (income), net consist primarily of fair value revaluation of warrants and differences in the exchange rate between NIS and the U.S. Dollar.

Income Taxes

We have yet to generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses totaling approximately $6.20 million as of June 30, 2022. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations for the six months ended June 30, 2022 and 2021 were as follows:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2022	2021
Statement of Operations:
Research and Development Expenses	(3,166)	(2,517)
General and Administrative Expenses	(3,688)	(545)
Operating Loss	(6,854)	(3,062)
Financing Expenses	(58)	(1)
Financing Income	716	11
Net Loss and Comprehensive Loss	(6,196)	(3,052)
Basic and Diluted Net Loss per Share	(0.55)	(1.62)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	11,294,701	1,887,196

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2022	2021
Subcontractors and consultants	$1,782	144
Share-based compensation	855	2,210
Salaries and social benefits	529	150
Others	-	13
Total research and development expenses	$3,166	2,517

Our research and development expenses for the six months ended June 30, 2022 and 2021 were $3,166 thousand and $2,517 thousand, respectively. The increase of $649 thousand, or 26%, was mainly attributed to an increase in expenses for subcontractors and consultants as a result of the commencement of a Phase IIb ALS clinical study in 2022, which was offset by a decrease in share-based compensation expenses.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the Six Months Ended June 30,
	2022	2021
	U.S. dollars in thousands
Professional services	$457	84
Share-based compensation	1,953	420
Salaries and social benefits	406	21
Insurance	645	3
Traveling abroad	56	10
Others	171	7
	$3,688	545

Our general and administrative expenses for the six months ended June 30, 2022 and 2021 were $3,688 thousand and $545 thousand, respectively. The increase of $3,143 thousand, or 576%, was mainly attributed to an increase in salaries and professional services, directors and officers insurance expenses, and share-based compensation, all related to the costs of being a public company.

Financing Expenses

Our financing expenses for the six months ended June 30, 2022 and 2021, were $58 thousand and $1 thousand, respectively. The increase of $57 thousand, or 570%, was mainly attributed to exchange rate expenses.

Financing Income

Our financing income for the six months ended June 30, 2022 and 2021 was $716 thousand and $11 thousand, respectively. The increase of $705 thousand, or 640%, was mainly attributed to a revaluation of the fair value of warrants.

Liquidity and Capital Resources

Overview

Since our inception, we have incurred losses and negative cash flows from our operations. For the six months ended June 30, 2022, we incurred a net loss of $6.19 million while net cash of $4.28 million was used in our operating activities. As of June 30, 2022, we had working capital of $10.37 million, and an accumulated deficit of $14.64 million. As of June 30, 2022, our cash and short term deposits totaled approximately $10.37 million. Based on current expected level of operating expenditures, our cash resources as at June 30, 2022 will be sufficient will be sufficient to continue the development of the Company’s product through the end of the third quarter of 2023. Through June 30, 2022, we have financed our operations primarily through our initial public offering, private placements and crowd funding of equity securities. Total gross invested capital as of June 30, 2022 was $20.3 million, which included ordinary shares, SAFE Agreements, options and warrants to purchase ordinary shares. In May, June and July of 2021 we received $0.80 million from SAFE agreements; in September 2021, we received an additional $1.23 million from previous investors as a result of their exercise of outstanding warrants; in December 2021, we received gross proceeds of approximately $12.0 million from our initial public offering; and in March 2022 we received gross proceeds of approximately $3.8 million from the exercise of warrants.

Cash flows

The following table summarizes our statement of cash flows for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended June 30,
(U.S. dollars in thousands except share and per share data)	2022	2021
Net cash used in operating activities and exchange rates	$(4,372)	(403)
Net cash used in investing activities	(6,049)	(2)
Net cash provided by financing activities	3,707	700
(Decrease) increase in cash and cash equivalents	$(6,714)	295

Net cash used in operating activities

Net cash used in operating activities (including $86 thousand from the effect of exchange rate changes on cash and cash equivalents) was $4,372 thousand and $403 thousand for the six months ended June 30, 2022 and 2021, respectively. The increase of $3,969 thousand was mainly attributed to an increase in our operating expenses.

Net cash used in investing activities

Net cash used in investing activities was $6,049 thousand and $2 thousand for the six months ended June 30, 2022 and 2021, respectively. The increase of $6,047 thousand was mainly attributed to an increase in investment in short term deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $3,707 thousand and $700 thousand for the six months ended June 30, 2022 and 2021, respectively. The increase of $3,007 thousand was mainly attributed to an increase in funds received from the exercise of warrants and options, and was offset by a decrease in proceeds from the issuance of SAFE instruments.

Funding Requirements

Since our inception, almost all of our resources have been dedicated to the preclinical and clinical development of our lead product candidate, PrimeC. As of June 30, 2022, we had cash and short term deposits of $10.37 million. Based on our current expected level of operating expenditures, we believe that our cash resources as of June 30, 2022 will be sufficient to continue our operations through the end of the third quarter of 2023.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the progress, timing and completion of clinical trials for PrimeC;

●	preclinical studies and clinical trials for our other product candidates;

●	the costs related to obtaining regulatory approval for PrimeC and any of our other product candidates, and any delays we may encounter as a result of regulatory requirements or adverse clinical trial results with respect to any of these product candidates;

●	selling, marketing and patent-related activities undertaken in connection with the commercialization of PrimeC and any of our other product candidates, and costs involved in the development of an effective sales and marketing organization;

●	the costs involved in filing and prosecuting patent applications and obtaining, maintaining and enforcing patents or defending against claims or infringements raised by third parties, and license royalties or other amounts we may be required to pay to obtain rights to third party intellectual property rights;

●	potential new product candidates we identify and attempt to develop; and

●	revenues we may derive either directly or in the form of royalty payments from future sales of PrimeC and any other product candidates.

For more information as to the risks associated with our future funding needs, see “Risk Factors — We will require substantial additional financing to achieve our goals, and a failure to obtain this capital when needed and on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, commercialization efforts or other operations” in the 20-F.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Research and Development, Patents and Licenses, Etc.

For a description of our research and development programs and the amounts that we have incurred pursuant to those programs, please see above, “Operating and Financial Review and Prospects — Operating Results — Research and Development Expenses.”

Trend Information.

Other than as disclosed elsewhere in this exhibit and the accompanying 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to June 30, 2022 that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused that disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.